

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 3, 2007

<u>Via U.S. mail</u>

Stephen B. Hughes, Chairman and Chief Executive Officer
Smart Balance, Inc.
6106 Sunrise Ranch Drive
Longmont, Colorado 80503

>   **Re: Smart Balance, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 4, 2007**
>   **File No. 333-143483**

Dear Mr. Hughes:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1.   Disclose in the prospectus the material terms of the Series A convertible preferred stock and the related investor warrants.

<u>Selling Stockholders, page 7</u>

2.   We note the disclosure at page 7 and in footnote 21 at page 10 regarding the 65
        day - temporary/permanent - in part/in whole - waiver and the ability to elect to
        "apply any percentage between 4.99% and 9.99%." With a view toward potential
        expanded disclosure in the prospectus, provide us with additional tabular
        disclosure assuming in each case that the selling stockholder chooses to waive the
        limitation in whole permanently. We may have additional comments.

3.   Please ensure that the number of shares issued and outstanding in your first bullet
        point is correct. We note that the amounts at page 7 do not total and that you
        provide a different number in parallel disclosure at page 4.

4.   Disclose whether any selling stockholder is a broker-dealer. If so, identify it as an
        underwriter unless you can state that it obtained the securities being registered for
        resale as compensation for investment banking services.

5.   Similarly, disclose whether any selling stockholder is an affiliate of a broker-
        dealer. If so, identify it as an underwriter, unless you can state that it purchased
        the securities in the ordinary course of business and at the time of purchase, had no
        agreements or understandings, directly or indirectly, with any party to distribute
        the securities.

6.   Please disclose the natural persons who exercise voting and/or investment power
        with respect to the securities to be offered for resale by <u>each</u> of the selling
        stockholders. See Interpretation I.60 of the July 1997 manual of publicly available
        Corporation Finance telephone interpretations, as well as interpretation 4S of the
        Regulation S-K portion of the March 1999 supplement to the Corporation Finance
        telephone interpretation manual.

<u>Legality Opinion, Exhibit 5.1</u>

7.   Please obtain and file a new opinion of counsel that does not include assumptions
        similar to those numbered (v) through (xi) and (xiv). Counsel may rely upon
        representations and certificates from the registrant and its officers to the extent
        necessary, when appropriate. But it may not assume for purposes of its opinion
        that, for example, there were enough "authorized and unissued shares of Common
        Stock that had not been previously subscribed for, reserved or otherwise
        committed to be issued," as counsel does in assumption (v).

8.   Similarly, it is inappropriate to attempt to limit those who may rely upon the
        opinion. Ensure that the new opinion that you file as an exhibit includes neither
        the suggestion that it is issued "solely" for your benefit nor the statement that
        others may not rely upon it.

Closing Comments

　　　　As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·　should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·　the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·　the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

　　　　We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison
T. Levenberg

<u>Via facsimile</u>
Linda Y. Kelso, Esq.
(904) 359-8700